UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Foundation Medicine, Inc.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

350456100
(CUSIP Number)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel, Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

January 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holding Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 414,823
	8	Shared Voting Power 8,894,702(1)(2)
	9	Sole Dispositive Power 414,823
	10	Shared Dispositive Power 8,608,539(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,309,525(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 32.8%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Finance Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 414,823
	8	Shared Voting Power 8,894,702(1)(2)
	9	Sole Dispositive Power 414,823
	10	Shared Dispositive Power 8,608,539(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,309,525(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 32.8%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of such Shares (as defined below) referenced above is being reported hereunder solely because Finance (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Finance that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.
(3)	See notes (1) and (2).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holdings, Inc. 51-0304944
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 8,894,702(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,894,702(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,894,702(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 31.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of such Shares (as defined below) is being reported hereunder solely because Holdings (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

Item 1. Security and Company

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 150 Second Street, Cambridge, MA, 02141.

Item 2. Identity and Background

(a)–(c) and (f) This statement is filed jointly by Roche Holding Ltd, a Swiss company (“Parent”), Roche Finance Ltd, a Swiss company and a wholly owned subsidiary of Parent (“Finance”), and Roche Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Finance (“Holdings” and, together with Parent and Finance, the “Roche Entities”).

Headquartered in Basel, Switzerland, Parent is the holding company of the Roche Group, which is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. The Roche Group is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. The Roche Group is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. The Roche Group’s personalized healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, the Roche Group has been making important contributions to global health for more than a century. Twenty-four medicines developed by the Roche Group are included in the World Health Organisation Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy. The address of the principal office of Parent is Grenzacherstrasse 124 4002 Basel, Switzerland.

Finance is a holding company participating in various subsidiaries of Parent. The address of the principal office of Finance is Grenzacherstrasse 122, 4002 Basel, Switzerland.

Holdings was organized in Delaware in 1987 to act as a holding company for substantially all of Parent’s United States operations. The address of the principal office of Holdings is 1 DNA, MS #24, South San Francisco, CA 94080.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Roche Entities are set forth on Schedules A to C attached hereto, and are incorporated herein by reference.

The Roche Entities understand that certain shareholders of Parent are party to a shareholder pooling agreement with respect to a significant portion of (but not a majority of) the issued shares of Parent.

(d) During the last five years, neither any of the Roche Entities nor, to the knowledge of any of the Roche Entities, any of the persons set forth on Schedules A to C attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither any of the Roche Entities nor, to the knowledge of any of the Roche Entities, any of the persons set forth on Schedules A to C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 11, 2015, concurrently with the execution of the Transaction Agreement (as defined in Item 4 below), and as an inducement for Holdings to enter into the Transaction Agreement and certain other agreements contemplated thereby, each of (i) Google Ventures 2011 L.P. (“Google Ventures”), (ii) Third Rock Ventures, L.P. (“TRV”) and (iii) (A) Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and (B) KPCB XIV Founders Fund, LLC (“KPCB Founders Fund”, and, together with KPCB XIV, “KPCB”, and KPCB together with Google Ventures and TRV, the “VC Investors”), entered into tender and support agreements (the “Tender and Support Agreements”) with Holdings with respect to the Shares beneficially owned by the VC Investors. As of January 11, 2015, the VC Investors beneficially owned 8,894,702 Shares (based on the representations made by each of the VC Investors in the Tender and Support Agreements). As described in response to Item 4, the Shares beneficially owned by the VC Investors have not been purchased by Holdings, and thus no funds were used for such purpose. Holdings did not pay any monetary consideration to the VC Investors in connection with the execution and delivery of the Tender and Support Agreements. For a description of the Tender and Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

As an inducement for Holdings to enter into the Transaction Agreement and certain other agreements contemplated thereby, the VC Investors entered into the Tender and Support Agreements. The purpose of the Tender and Support Agreements is to facilitate the consummation of the transactions contemplated by the Transaction Agreement.

Transaction Agreement

On January 11, 2015, Holdings and the Company entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which, among other things, (a) Holdings will make a primary investment of $250 million in cash to purchase 5 million newly issued Shares of the Company (the “Issuance Shares”), at a price of $50.00 per share (the “Issuance”), and (b) Holdings will commence a tender offer to purchase outstanding Shares of the Company (the “Offer” and together with the Issuance, the “Investment”). The Offer will be for the purchase by Holdings of approximately 15.6 million Shares of the Company at a price of $50.00 per share (the “Offer Price”) so that, when combined with the Issuance Shares and existing Shares of the Company owned by the Roche Group, the Roche Group will own approximately 56.3% of the outstanding Shares of the Company on a fully diluted basis at the closing of the transactions contemplated by the Transaction Agreement (the “Closing”). The Offer is conditioned upon the Company’s existing stockholders tendering sufficient Shares of the Company in the Offer for Holdings to own at least 52.4% of the outstanding Shares of the Company on a fully diluted basis at the Closing (taking into account the Issuance Shares and existing Shares of the Company owned by Parent and its subsidiaries). In the event of an over-subscription by stockholders in the Offer, shares validly tendered and not validly withdrawn prior to expiration of the Offer will be subject to proration.

Pursuant to the Transaction Agreement, effective as of the time at which Shares of the Company are first accepted for payment under the Offer (such time, the “Acceptance Time”), subject to approval by the stockholders of the Company, the certificate of incorporation of the Company in effect immediately prior to the Acceptance Time will be amended to provide for, among other things, the declassification of the Board of Directors of the Company (the “Board of Directors”) and the waiver of the corporate opportunity doctrine with respect to Holdings and its affiliates (the “Company Charter Amendments”).

Each of the Company and Holdings has made customary representations, warranties and covenants in the Transaction Agreement, including, among others, covenants by the Company: (a) to conduct its business in the ordinary course, consistent with past practice, during the interim period between the execution of the Transaction Agreement and the closing of the Issuance; (b) not to solicit competing proposals during such period; (c) to convene and hold a meeting of the stockholders of the Company to approve (the “Company Stockholder Approval”) the Company Charter Amendments, the Transaction Agreement and the transactions contemplated thereby (including the Issuance) and the Roche Group’s anti-dilution protection rights under the Investor Rights Agreement (as defined below); and (d) that, subject to limited customary exceptions, the Board of Directors will recommend the Offer and the Company Stockholder Approval to the stockholders of the Company. If the Closing occurs, the Transaction Agreement also provides for the Company to indemnify Holdings for breaches of the Transaction Agreement by the Company subject to negotiated limitations.

Holdings’ obligation to consummate the Offer is subject to certain conditions, including, among other things, (a) that there shall have been validly tendered and not validly withdrawn prior to the Acceptance Time that number of Shares that, when combined with the Issuance Shares and existing Shares of the Company owned by Parent and its subsidiaries, represents at least 52.4% of the outstanding Shares of the Company on a fully diluted basis, (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) receipt of the Company Stockholder Approval, (d) the Investor Rights Agreement and certain other commercial agreements between the Company and Holdings continuing in full force and effect, and (e) the approval of the Issuance Shares for listing on the NASDAQ Global Select Market. Neither the Offer nor the Issuance is subject to a financing condition.

The Transaction Agreement also contains certain termination rights for both the Company and Holdings, including, among other things, for (a) the failure of the Acceptance Time to occur by October 11, 2015, (b) the enactment, adoption, enforcement, promulgation or application of any final and non-appealable applicable law, order, injunction or judgment that makes the consummation of the Offer or the Issuance illegal or otherwise prohibited or permanently enjoins either the Company or Holdings from consummating the Offer or the Issuance, (c) the failure to receive the Company Stockholder Approval, and (d) breaches of representations, warranties or covenants by a party that, in the case of the Company, result in the failure of certain conditions to closing being satisfied, or, in the case of Holdings, would reasonably be expected to prevent Holdings from consummating the Offer or the Issuance. Prior to the Acceptance Time, the Company has the right to terminate the Transaction Agreement in connection with entering into a definitive agreement with respect to a superior proposal with a third party, subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Transaction Agreement and payment of a termination fee of $30 million by the Company.

The Board of Directors of the Company unanimously adopted resolutions (a) determining and declaring that each of the documents executed in connection with the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Issuance and the Company Charter Amendments, are advisable and in the best interests of the Company and its stockholders, (b) approving the Offer, the Issuance, the Company Charter Amendments and the transactions contemplated by all of the documents executed in connection with the Transaction Agreement in accordance with the requirements of the Delaware General Corporation Law, (c) approving and declaring advisable each of the documents executed in connection with the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Issuance and the Company Charter Amendments and (d) consenting to the Offer and recommending that the stockholders of the Company accept the Offer and vote their shares in favor of the Company Stockholder Approval.

The foregoing description of the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report filed on Form 8-K on January 12, 2015 and is incorporated herein by reference.

Investor Rights Agreement

In connection with the Investment and simultaneously with the execution of the Transaction Agreement, the Company, Holdings and the VC Investors entered into an Investor Rights Agreement, which will become effective at the Acceptance Time (the “Investor Rights Agreement”).

Board Representation. Under the terms of the Investor Rights Agreement, immediately following the Closing, the Board of Directors will consist of nine directors, consisting of (a) three directors designated by Holdings, who initially shall include Daniel O’Day, (b) two of the current independent directors affiliated with the VC Investors, (c) three additional independent directors, who shall initially be current directors Evan Jones and David Schenkein and a third director to be agreed upon by the Company and Holdings prior to the Closing, and (d) Michael Pellini, the Chief Executive Officer of the Company (the foregoing, the “Board Composition”). It is expected that Alexis Borisy will remain as Chairman of the Board of Directors of the Company following the Closing.

Pursuant to the Investor Rights Agreement, following the Closing: (a) so long as Holdings beneficially owns at least 10% of the outstanding Shares, it will be entitled to the lesser of (i) the number of seats representing 33.34% of the Board of Directors and (ii) proportionate representation on the Board of Directors, but in any event, at least one director designee and (b) so long as Holdings is entitled to appoint at least one director to the Board of Directors, it will be entitled to proportionate representation on each committee of the Board of Directors, but in any event, at least one director designee on each committee, subject to compliance with the applicable rules of the SEC and the NASDAQ Stock Market.

Consent Rights. Until such time as Holdings beneficially owns less than a majority of the outstanding Shares (subject to a cure period), the Company (and its subsidiaries) may not take certain actions without Holdings’ prior written consent, including any of the following: (a) appoint a new Chief Executive Officer of the Company; (b) incur any indebtedness (as defined in the Investor Rights Agreement) that would result in the outstanding aggregate principal amount of the indebtedness of the Company and its subsidiaries exceeding the lesser of (i) $200 million and (ii) 20% of the Company’s aggregate market capitalization at the time of such incurrence; (c) issue or sell any equity securities (including any securities convertible or exercisable into such equity securities), other than (X) Shares issued pursuant to equity awards granted as of the Closing in accordance with their terms, (Y) equity awards granted after the Closing pursuant to the Company’s 2013 Stock Option and Incentive Plan or any permitted new equity incentive plan or equity incentive plan amendment and (Z) in connection with permitted acquisitions, certain Shares issued as stock consideration as long as such issuance does not result in Holdings beneficially owning less than 50.5% of the outstanding Shares on a fully diluted basis; (d) establish or amend any equity incentive plan of the Company, except for certain equity plans; (e) acquire any entity, business or assets if the aggregate consideration payable by the Company and its subsidiaries exceeds the lesser of (i) $200 million and (ii) 20% of the Company’s aggregate market capitalization at the time of such transaction, unless Holdings is separately contemplating acquiring the same entity, business or assets; (f) dispose of any entity, business or assets if the aggregate consideration payable to the Company and its subsidiaries exceeds $50 million; (g) change the scope and nature of the Company’s business; (h) amend the organizational documents of the Company or any of its subsidiaries; (i) take any action that would impair in any material respect the Company’s ability to perform its obligations under the Investor Rights Agreement or Holdings’ rights thereunder; or (j) voluntarily dissolve or liquidate or make any voluntary bankruptcy filings.

Voting Obligations. As long as Holdings is entitled to appoint at least one director to the Board of Directors, Holdings will be required to (a) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of the Company, (b) vote all of its Shares to approve any matter requiring approval by Holdings described in the preceding paragraph that Holdings has approved within the previous six months and (c) vote all of its Shares in connection with the election of directors or the adoption of certain equity plans either (i) in accordance with the recommendation of the Board of Directors or (ii) in the same proportion as the votes cast by all stockholders of the Company other than Holdings and its affiliates.

As long as a VC Investor has at least one representative on the Board of Directors, such VC Investor will be required to (a) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of the Company and (b) vote all of its Shares in a manner consistent with the Board Composition.

Standstill Provisions. Under the terms of the Investor Rights Agreement, during the period following the Closing and ending on the date three years following the Closing (the “Restricted Period”), Holdings will be restricted from acquiring additional Shares, except in order to offset dilution and maintain its aggregate percentage ownership in the Company at no less than 50.5% of the outstanding Shares on a fully diluted basis. During the Restricted Period and for as long as Holdings has the right to designate a director, Holdings shall not make any proxy solicitations in connection with the election or removal of directors, or knowingly encourage or facilitate a third party to engage in any such solicitation, subject to certain limited exceptions.

Following the Restricted Period, Holdings will be permitted to make an offer to purchase all remaining Shares held by the other stockholders of the Company (an “Investor Buyout Offer”). Prior to the fifth anniversary of the Closing, any Investor Buyout Offer shall be made on a confidential basis, subject to the review, evaluation and approval of a special committee of independent directors who are unaffiliated with Holdings and are not officers or employees of the Company (the “Disinterested Directors”) and subject to a non-waivable condition that a majority of the Shares held by stockholders of the Company not affiliated with Holding approve the Investor Buyout Offer. From and after the fifth anniversary of the Closing, any Investor Buyout Offer may be made directly to the stockholders of the Company without the review, evaluation or approval of the Board or the Disinterested Directors, as long as it is subject to the non-waivable condition that a majority of the Shares held by stockholders of the Company not affiliated with Holdings approve the Investor Buyout Offer. If, from and after the fifth anniversary of the Closing, Holdings makes an Investor Buyout Offer, then at any subsequent annual meeting of the stockholders of the Company (or special meeting called for the purpose of electing directors), Holdings will be entitled to nominate any individuals who qualify as independent directors under the terms of the Investor Rights Agreement.

The standstill restrictions on Holdings will automatically terminate if the Company enters into a definitive agreement with respect to, or the Board recommends to the Company’s stockholders, a transaction pursuant to which any person or group would acquire, directly or indirectly, voting securities of the Company representing more than 20% of the aggregate voting power of all then-outstanding voting securities of the Company.

Anti-dilution Protections. The Company has agreed to establish and maintain a stock repurchase program at all times following the Closing and to repurchase Shares in order to maintain the Holdings’ aggregate percentage ownership in the Company following the Company’s issuance of the Issuance Shares at no less than 50.5% of the outstanding Shares on a fully diluted basis, less any shares transferred by Holdings. The Company’s obligation to maintain such stock repurchase program will terminate upon the earlier of (a) any transfer by Holdings of Shares, following which Holdings beneficially owns less than 40% of the outstanding Shares on a fully diluted basis and (b) Holdings beneficially owning less than 30% of the outstanding Shares.

Following the Closing and until the date on which Holdings beneficially owns less than 30% of the outstanding Shares, Holdings also will hold a continuing option to purchase Shares from the Company or in the open market, at prevailing market prices, in order to maintain the Holdings’ aggregate percentage ownership in the Company at no less than 50.5% of the outstanding Shares on a fully diluted basis, less any shares transferred by Holdings (the “Share Percentage Cap”). If the Company fails to or is unable to satisfy its repurchase obligations under the stock repurchase program described above, and Holdings purchases Shares from the Company or in the open market, the Share Percentage Cap will be increased by the percentage of the outstanding Shares, on a fully diluted basis, represented by the Shares that Holdings was required to purchase at its cost in order to maintain its aggregate percentage ownership in the Company.

In the event that the Company issues any securities and, as a result thereof, Holdings beneficially owns less than 50.1% of the outstanding Shares on a fully diluted basis, the restrictions on Holdings or under the Investor Rights Agreement (including with respect to the agreement to vote Holdings’ Shares, the standstill restrictions and transfer restrictions), but not the rights of Holdings under the Investor Rights Agreement, will immediately terminate, and Holdings will thereafter have the ability to exercise in full its rights as a stockholder of the Company.

Restrictions on Transfer of Shares. Holdings may not transfer any Shares for a period of three years after the Closing. Thereafter, subject to certain exceptions, Holdings may not transfer any Shares to any person or group, if such person or group would beneficially own in excess of 10% of the outstanding Shares following such transfer, without the prior consent of a special committee of Disinterested Directors. Following the fifth anniversary of the Closing, Holdings will be permitted to transfer all (but not less than all) of its Shares to a third party that has made an offer to the Company or its stockholders (including pursuant to a tender offer) to purchase all of the outstanding Shares if the price, form of consideration and other terms and conditions of the transfer offered to Holdings are the same (or no more favorable) than the price, form of consideration and other terms and conditions offered to all other stockholders of the Company, other than (a) fair market consideration payable in exchange for entering into restrictive covenants and (b) commercial agreements (including with respect to transition services) on arms’-length terms, in each case that the purchaser requires as a condition to the transaction.

Registration Rights. Following the third anniversary of the Closing, Holdings will be entitled to customary demand and piggyback registration rights, subject to customary underwriter cutbacks.

Matters Reserved for Approval of the Disinterested Directors. For as long as there is at least one director on the Board designated by Holdings, the following actions will require approval of a majority of the Disinterested Directors (or a special committee of Disinterested Directors): (a) any transaction between Holdings or any of its affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand; (b) any enforcement or waiver of the rights of the Company or any of its subsidiaries under any agreement between the Company or any of its subsidiaries, on the one hand, and Holdings or any of its affiliates, on the other hand; and (c) any purchase of Shares by Holdings or any of its affiliates, except as otherwise expressly set forth in the Investor Rights Agreement.

Freedom to Pursue Opportunities. Neither Holdings nor the Company will be required to offer a corporate opportunity to the other, and except as agreed in connection with the Collaboration or as part of the Investor Rights Agreement, there will be no restrictions on the Company’s or the Holdings’ ability to engage in similar activities or lines of business.

Termination. The Investor Rights Agreement will automatically terminate on the later of the date Holdings beneficially owns less than 10% of the outstanding Shares or the date that Holdings owns no Registrable Securities (as defined in the Investor Rights Agreement).

The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report filed on Form 8-K on January 12, 2015 and is incorporated herein by reference.

Tender and Support Agreements

Simultaneously with the execution of the Transaction Agreement, the VC Investors also entered into the Tender and Support Agreements, pursuant to which the VC Investors agreed, among other things, (a) to vote their respective Shares of the Company in favor of the Company Stockholder Approval, (b) to tender at least 50% of their respective Shares of the Company into the Offer and (c) if it would result in a higher participation in the Offer, to tender their respective Shares in proportion to the other stockholders of the Company who are not parties to the Tender and Support Agreements. As of the date of the Tender and Support Agreements, the VC Investors beneficially owned approximately 31.4% of the outstanding Shares of the Company.

Pursuant to the Tender and Support Agreements, if the Shares tendered in the Offer, when combined with the Issuance Shares and existing Shares of the Company owned by the Roche Entities, are not sufficient to result in the Roche Group owning at least 52.4% of the outstanding Shares of the Company on a fully diluted basis immediately following the Closing, each of TRV, KPCB IV and KPCB Founders Fund have agreed to tender up to 100% of their Shares in order for the tendered Shares to meet such threshold. The participation by the VC Investors in the Offer is otherwise on the same terms and conditions as the other stockholders of the Company, including the Offer Price and proration provisions in the event that the Offer is oversubscribed.

The Tender and Support Agreements also provide that each VC Investor will not vote any of its Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (A) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company (other than the Investment) or (B)

action or contract that would reasonably be expected to frustrate the purpose of, impede, hinder, interfere with, prevent, delay or materially and adversely affect the consummation of the transactions contemplated by the Transaction Agreement or any other certain other documents contemplated thereby.

To the extent that any VC Investor acquires beneficial ownership of any Shares during the term of the applicable Tender and Support Agreement, such Shares will become subject to the terms of the applicable Tender and Support Agreement to the same extent as though such Shares were owned by such VC Investor as of the date of such Tender and Support Agreement.

While the Tender and Support Agreements remain in effect, each VC Investor is prohibited from (i) subject to certain limited exceptions, transferring any Shares beneficially owned by such VC Investor, (ii) soliciting, initiating or taking any action to knowingly assist, facilitate or encourage competing acquisition proposals, or (iii) entering into or participating in any discussions or negotiations with or furnishing any information relating to the Company to, or otherwise cooperating in any way with, or knowingly assisting, participating in, facilitating or encouraging any effort by, any third party that has made, is seeking to make or would be reasonably expected to make a competing acquisition proposal.

The Tender and Support Agreements will terminate upon the earliest of (i) the termination of the Transaction Agreement in accordance with its terms, (ii) the Acceptance Time and (iii) with respect to any VC Investor, by such VC Investor upon any reduction to the Offer Price.

The foregoing description of the Tender and Support Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender and Support Agreements, which are filed as Exhibits 99.1, 99.2 and 99.3 to this Schedule 13D.

Item 5. Interest in Securities of the Company

The beneficial ownership percentages described in this Schedule 13D are based on 28,374,903 Shares outstanding as of January 9, 2015, as represented by the Company in the Transaction Agreement.

(a) As a result of the Tender and Support Agreements, Finance and Parent may each be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 9,309,525 Shares (calculated as the sum of (i) 8,894,702 Shares beneficially owned by the VC Investors and (ii) 414,823 Shares currently held by Finance) representing approximately 31.8% of the outstanding Shares as of January 9, 2015.

As a result of the Tender and Support Agreements, Holdings may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 8,894,702 Shares representing approximately 31.4% of the outstanding Shares as of January 9, 2015.

As noted in Item 4 above, as of January 9, 2015, the Shares subject to the Tender and Support Agreements represent in the aggregate approximately 31.4% of the combined voting power of the outstanding Shares based on the Company’s representations in the Transaction Agreement that there were 28,374,903 Shares outstanding as of January 9, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Roche Entity that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed, except with respect to the 414,823 Shares currently held by Finance.

Except as set forth in this Item 5(a), no Roche Entity or, to the best knowledge of the Roche Entities, any of the persons set forth on Schedules A to C hereto beneficially own any Shares.

Except with respect to the 414,823 Shares currently held by Finance, no Roche Entity is entitled to any rights of a stockholder of the Company. Except (i) with respect to the 414,823 Shares currently held by Finance and (ii) to the extent that it may be deemed to by virtue of the Tender and Support Agreements, no Roche Entity has sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any Shares.

(c) Except for the execution and delivery of the Transaction Agreement and the Tender and Support Agreements, neither any of the Roche Entities nor, to the knowledge of the Roche Entities, any of the persons set forth on Schedules A to C hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Transaction Agreement and the Tender and Support Agreements and the transactions contemplated by those agreements, neither any of the Roche Entities nor, to the knowledge of the Roche Entities, any of the persons set forth on Schedules A to C hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Other than as described in Items 3, 4 and 5, to the knowledge of the Roche Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

7

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
99.1	Joint Filing Agreement, dated as of January 21, 2015, among Roche Holding Ltd, Roche Finance Ltd and Roche Holdings, Inc.
99.2	Tender and Support Agreement, dated as of January 11, 2015 by and between Roche Holdings, Inc. and Third Rock Ventures, L.P.
99.3	Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and affiliates of KPBC Holdings, Inc.
99.4	Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Google Ventures 2011, L.P.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 21, 2015

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Deputy Director of Corporate Law

SCHEDULE A

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING SHAREHOLDERS OF ROCHE HOLDING LTD

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Holding Ltd are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Roche Group. The business address of each director and executive officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship
Dr. Christoph Franz*	Dr. Franz is Chairman of the Board.	Germany
André Hoffmann*†	Mr. Hoffmann is Non-Executive Vice-President.	Switzerland
Dr. Jakob Andreas Oeri*†	Dr. Oeri is an orthopaedic surgeon.	Switzerland
Prof. Dr. Pius Baschera*	Prof. Dr. Baschera is Chairman of the Board of Directors of Hilti Corporation. Feldkircherstrasse 100 FL-9494 Schaan, Liechtenstein	Switzerland and Italy
Prof. Sir John Irving Bell*	Prof. Sir John Bell is the Regius Professor at the University of Oxford. Wellington Square, Oxford OX1 2JD, UK	United Kingdom and Canada
Paul Bulcke*	Mr. Bulcke is Chief Executive Officer of Nestlé S.A.. Avenue Nestlé 55, CH-1800 Vevey, Switzerland	Belgium
Dame DeAnne Julius*	Dame DeAnne Julius is self-employed. Tanglewood, Cobham Road, Fetcham, Surrey KT22 9SJ, UK	United Kingdom and USA
Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria
Peter R. Voser*	Mr. Voser is a retiree.	Switzerland
Prof. Dr. Beatrice Weder di Mauro*	Prof. Dr. Weder di Mauro is a Professor at the Johannes Gutenberg University of Mainz. Jakob Welder Weg 4, D-55128 Mainz, Germany	Switzerland and Italy
Daniel O’Day	Mr. O’Day is Chief Operating Officer of the Pharmaceuticals Division.	USA

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship
Roland Diggelmann	Mr. Diggelmann is Chief Operating Officer of the Diagnostics Division.	Switzerland
Dr. Alan Hippe	Dr. Hippe is Chief Financial and IT Officer.	Germany
Silvia Ayyoubi	Ms. Ayyoubi is Head of Group Human Resources.	Switzerland
Dr. Gottlieb A. Keller	Dr. Keller is General Counsel.	Switzerland
Dr. Michael D. Varney	Dr. Varney is Head of Genentech Research and Early Development (pRED).	USA
Prof Dr. John C. Reed	Prof. Dr. Reed is Head of Roche Pharma Research and Early Development.	USA
Dr. Sophie Kornowski-Bonnet	Dr. Kornowski-Bonnet is Head of Roche Partnering.	France
Osamu Nagayama	Mr. Nagayama is Chairman of the Board of Directors, President and Chief Executive Officer of Chugai Pharmaceutical Co., Ltd.	Japan
Dr. Stephan Feldhaus	Dr. Feldhaus is Head of Group Communications .	Germany
Vera Michalski-Hoffmann†	Ms. Michalski-Hoffmann is Head of Libella SA, a publishing group. Libella SA, 7 Rue des Canettes, 75006 Paris, France	Switzerland
Anne-Marie (Maja) Hoffmann†	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation. Im Hausacher 35, CH-3706 Feldmeilen, Switzerland	Switzerland
Sabine Duschmalé-Oeri†	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland
Catherine Oeri Kessler†	Ms. Oeri is a therapist.	Switzerland
Dr. Jörg Duschmalé†	Mr. Duschmalé is a Doctor in Chemistry, currently pursuing postgraduate education.	Switzerland
Lukas Duschmalé†	Mr. Duschmalé is currently a full-time student.	Switzerland

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE FINANCE LTD

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Finance Ltd are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Roche Group. The business address of each director and executive officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship
Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria
Dr. Alan Hippe*	Dr. Hippe is Chief Financial and IT Officer.	Germany
Dr. Gottlieb A. Keller*	Dr. Keller is General Counsel.	Switzerland

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDINGS, INC.

The name, country of citizenship and current principal occupation of each director and executive officer of Roche Holdings, Inc. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Roche Group. The business address of each director and executive officer is 1 DNA, MS #24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the Roche Group)	Country of Citizenship
Dr. Severin Schwan*	Dr. Schwan is Chief Executive Officer of the Roche Group.	Austria
Dr. Alan Hippe*	Dr. Hippe is Chief Financial and IT Officer.	Germany
Roger Brown*	Mr. Brown is Vice President, Tax and Assistant Secretary of Roche Holdings, Inc.	USA
Frederick C. Kentz III*	Mr. Kentz is Senior Vice President, a member of the Executive Committee, Secretary, Chief Compliance Officer and Head of Legal Affairs, North America for Genentech, Inc.	USA
David P. McDede*	Mr. McDede is Vice President and Treasurer of Hoffman La-Roche Inc.	USA
Bruce Resnick*	Mr. Resnick is Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel for Roche Holdings, Inc.	USA